UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Dais Analytic Corporation
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

23302X104
(CUSIP Number)

Mark Nordlicht, Managing Member Platinum-Montaur Life Sciences, LLC 152 West 57th Street New York, New York 10019 (212) 582-2222	With copies to: Tarter Krinsky & Drogin LLP Attn: James G. Smith 1350 Broadway New York, New York 10018 (212) 216-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23302X104

1	NAMES OF REPORTING PERSONS Platinum-Montaur Life Sciences, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,238,204 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,238,204 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,238,204 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2% (see Item 5)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 23302X104

1	NAMES OF REPORTING PERSONS Mark Nordlicht
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,238,204 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,238,204 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,238,204 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2% (see Item 5)
14	TYPE OF REPORTING PERSON IN

This statement relates to the shares of Common Stock, $0.01 par value, (“Common Stock”) of Dais Analytic Corporation (the “Issuer”) beneficially owned by the Reporting Persons (as defined below) as of December 17, 2009, and amends and supplements the Schedule 13D originally filed on November 4, 2009, as amended from time to time (collectively, the “Schedule 13D”).  Except as set forth herein, the Schedule 13D is unmodified.  The names of the persons filing this statement on Schedule 13D (the “Reporting Persons”) are:

•	Platinum-Montaur Life Sciences, LLC, a Delaware limited liability company (“Platinum-Montaur”); and
•	Mark Nordlicht, a United States citizen (“Mr. Nordlicht”).

ITEM 4. PURPOSE OF TRANSACTION.

December 17, 2009 Loan

On December 17, 2009, the Issuer issued a $1,000,000 face amount unsecured promissory note (the “Note”) to Platinum-Montaur evidencing a $1,000,000 loan by Platinum-Montaur to the Issuer.  The Note bears simple interest at 10% per annum and the principal and interest are due on June 17, 2010 (the “Maturity Date”).  The Note is unsecured and ranks pari passu with the Issuer’s other senior debt securities.

In the event that the Issuer offers any of its securities for cash, then the holder of the Note shall have the right to participate in such offering on essentially the same terms and conditions up to $1,000,000, or such lesser amount as the principal of the Note is then outstanding.

In addition to customary rights and remedies upon a default, if the Issuer fails to pay the Note in full by the Maturity Date, then the holder of the Note shall have the right to convert the outstanding principal and interest on the Note into any securities issued by the Issuer in connection with, and on essentially the same terms and conditions as, any capital-raising issuance by the Issuer after December 17, 2009 and prior to the full payment of the Note.

Warrant Amendment

The Issuer and Platinum-Montaur agreed to amend the 2007 Warrant and the 2009 Warrant so that the holder of the Warrants may not exercise any of the Warrants to the extent that such exercise would result in the holder beneficially owning more than 9.99% of the outstanding shares of the Issuer’s Common Stock.  In addition, the Issuer may not call the Warrants or require the holder exercise the Warrants if the holder would be prohibited from exercising such Warrant under this exercise limitation.

Sales

Platinum-Montaur has not sold Common Stock since September 25, 2009.

Except as indicated herein, no Reporting Person, as a stockholder of the Issuer, has any plan or proposal that related to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.  Each Reporting Person may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

As of December 17, 2009, Platinum-Montaur record and beneficially owns 3,238,204 shares of Common Stock representing 11.2% of all of the outstanding shares of Common Stock.  Beneficial ownership of Common Stock excludes:
•	3,000,000 shares of Common Stock underlying the 2007 Warrant exercisable at $0.25 per share of Common Stock; and
•	999,000 shares of Common Stock underlying the 2009 Warrant exercisable at $0.25 per share of Common Stock.

Mr. Nordlicht, as the controlling person of Platinum-Montaur, is deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Platinum-Montaur, and has the sole power to vote or direct the vote of the securities held by Platinum-Montaur.

Except as set forth in Item 4 above, no other transactions with the Issuer’s Common Stock were effected by the Reporting Persons during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as set forth in Items 4 and 5 hereof, which are incorporated herein by reference, or as described in this Item 6, to the knowledge of Platinum-Montaur and Mr. Nordlicht, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among Platinum-Montaur and Mr. Nordlicht, with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

In addition, subject to compliance with applicable law, the Reporting Persons may consult with each other from time to time and exchange information concerning the Issuer, their respective investments in the Issuer and their discussions with management, directors and other security holders of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

See Exhibit Index appearing following the signature page hereto, which is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2009

PLATINUM-MONTAUR LIFE SCIENCES, LLC

By:	/s/ MARK NORDLICHT
	Name:	Mark Nordlicht
	Title:	Managing Member

By:	/s/ MARK NORDLICHT
	Name:	Mark Nordlicht

EXHIBIT INDEX

Number	Description

1.	Joint Filing Agreement dated as of November 3, 2009 (previously filed).

2.
Form of Subscription Agreement, dated December 31, 2007, by and among the Issuer and Platinum-Montaur Life Sciences, LLC (incorporated by reference to Exhibit 10.9 of the Issuer’s Form S-1 filed with the Commission on August 11, 2008).

3.
Form of Secured Convertible Promissory Note, dated December 31, 2007, issued by the Issuer to Platinum-Montaur Life Sciences, LLC (incorporated by reference to Exhibit 4.7 of the Issuer’s Form S-1 filed with the Commission on August 11, 2008).

4.
Form of Stock Purchase Warrant, dated December 31, 2007, issued by the Issuer to Platinum-Montaur Life Sciences, LLC (incorporated by reference to Exhibit 4.5 of the Issuer’s Form S-1 filed with the Commission on August 11, 2008).

5.
Form of Stock Purchase Warrant, dated March 12, 2009, issued by the Issuer to Platinum-Montaur Life Sciences, LLC (incorporated by reference to Exhibit 4.2 of the Issuer’s Form 8-K filed with the Commission on March 13, 2009).

6.
Promissory Note, dated December 17, 2009, issued by the Issuer to Platinum-Montaur Life Sciences, LLC (incorporated by reference to Exhibit 4.1 of the Issuer’s Form 8-K filed with the Commission on December 22, 2009).